SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot-Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Caesarstone Ltd. (the “Company”) announced that it entered into a settlement agreement with respect to the claim filed against it in April 2014 by a fabricator in Israel related to occupational risks associated with silica dust.  The fabricator had sought to have the claim certified as a class action.  The settlement agreement was submitted today to the Israeli District Court (the “Court”) for its approval.

If the settlement agreement is approved by the Court, the claim will be dismissed and the Company will make payments on a one time basis, without any admission of liability, in an aggregate amount of NIS 8,925,000 (approximately $2.6 million) to fund certain safety related expenses at fabrication facilities in Israel, as well as plaintiff’s compensation and legal expenses. The settlement will not have  an effect on the Company’s financial position or results of operation for the fourth quarter of 2017.

The settlement agreement remains subject to the approval of the Court. The Israeli State Attorney General and other interested parties may notify the Court if they have any objection to the settlement agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: January 4, 2018	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: Vice President Business
Development & General Counsel